

HUHTAMAKI

TAKING PACKAGING FURTHER

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W., Stop 1-4

Washington, D.C. 20549
USA



SEC MAIL PROCESSING
RECEIVED
MAY 15 2003
WASH. D.C.
188
SECTION

April 30, 2003

Re: Huhtamäki Oyj, File No. 82.2925



03050524

Dear Sirs,

We enclose on behalf of Huhtamäki Oyj, a Finnish company the following information pursuant the exemption from the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder:

Stock Exhange Release:

- B Option rights of Huhtamäki Oyj 2000 stock option plan listed on May 2, 2003

PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

Yours sincerely,

Annemari Päiviö
Marketing Assistant

dlw 5/20


HUHTAMAKI
TAKING PACKAGING FURTHER


SEC MAIL PROCESSING
RECEIVED
MAY 15 2003
WASH. D.C.
188
SECTION

Press Release

30.04.2003

B option rights of Huhtamäki Oyj 2000 stock option plan listed on May 2, 2003

The B option rights of Huhtamäki Oyj 2000 stock option plan will be listed on Helsinki Exchanges on May 2, 2003. The total number of B option rights is 300.000. Each B option right entitles its holder to subscribe for four (4) shares of Huhtamäki Oyj. The period of subscription for shares shall begin on May 2, 2003 and shall cease on October 31, 2006. The period of the subscription shall be annually between May 2 and October 31. In the aggregate the B option rights entitle holders to subscribe for 1.200.000 shares.

At the beginning of the subscription period on May 2, 2003 the share subscription price is EUR 6,42 per share.

Inquiries:
Mr. Juha Salonen
Group General Counsel
Tel. +358-9-6868 8380

HUHTAMÄKI OYJ

Juha Salonen
Group Legal Councel

Markku Pietinen
Sr. Communications Advisor

Published on: 30.04